SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of February, 2003



                                LANOPTICS LTD.
   _________________________________________________________________________
                (Translation of registrant's name into English)


                               1 Hatamar Street
                                  P.O.B. 527
                                 Yokneam 20692
                                    ISRAEL
  __________________________________________________________________________
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Form 20-F..|X|... Form 40-F.....


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .|X|....

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                   Contents


         Attached hereto and incorporated by reference is the registrant's press release, dated February 14, 2003.

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             LANOPTICS LTD.


                                             By:  /s/ Dror Israel
                                                  ----------------------------
                                                Name:  Dror Israel
                                                Title: CFO and Corporate
                                                       Secretary

Dated: February 14, 2003
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                                 Exhibit Index


      Exhibit Number                 Description

      99.1                           Press Release, dated February 14, 2003